November 21, 2017

VIA OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Suzanne Hayes

                  Assistant Director

                  Office of Healthcare and Insurance

Re:	ARMO BioSciences, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 11, 2017
CIK No. 0001693664

Dear Ms. Hayes:

On behalf of our client ARMO BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 24, 2017 relating to the Company’s Confidential Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on May 11, 2017.

On behalf of the Company, we are also electronically transmitting for confidential submission a second amended version of the Company’s Draft Registration Statement on Form S-1 (the “Amendment No. 3 to Draft Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery 3 copies of this letter and marked copies of Amendment No. 2 to Draft Registration Statement (against the Amendment No. 2 to Draft Registration Statement originally submitted on May 11, 2017).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the responses herein correspond to the pages of Amendment No. 3 to Draft Registration Statement.

AM0010 Phase 1/1b Clinical Trial, page 3

1.	We note your revisions in response to our prior comment 2. Please disclose the duration of survival as reported in historical literature versus the duration of survival observed in the Phase 1/1b trial for each indication listed in the “Encouraging Survival Duration” column. Please also tell us supplementally what “historical literature” you relied upon for this data.

In response to the Staff’s comments, the Company has revised its disclosure on page 5 and page 80.

November 21, 2017

The Company relied on the overall survival results in the following literature:

PDAC (pancreatic ductal adenocarcinoma)

•	Zaanan et al. BMC Cancer. 2014, 14:441.

•	Oettle et al. J Clin Oncol. 2014 Aug 10;32(23):2423-9.

•	Pelzer et al. Eur J Cancer. 2011, 1676 –1681

•	Wang-Gillam et al. Lancet. 2016 Feb 6;387(10018):545-57

•	Gill et al. J Clin Oncol. 2016 Sep 12.

NSCLC (non-small cell lung cancer)

•	Borghaei et al. N Engl J Med 2015;373:1627-39.

•	Brahmer et al. N Engl J Med 2015;373:123-35.

Melanoma

•	Kirchberger et al. European Journal of Cancer 65 (2016) 182e184

Business

AM0010 with anti-PD-1 in Non-Small Cell Lung Cancer, page 80

2.	We note your response to our prior comment 4. However, it is unclear how the FDA’s approval of KEYTRUDA caused you to delay your Phase 3 clinical trial in NSCLC. Please explain the relationship between the approval of KEYTRUDA and your planned clinical trials for AM0010 in NSCLC, including any adverse impact to your planned regulatory strategy resulting from approval of KEYTRUDA.

The Company respectfully advises the Staff that the rapidly changing treatment options using anti-PD-1 immune checkpoint inhibitors such as KEYTRUDA® in first line could make the use of this class of drugs as second line therapy, obsolete. In other words, if the standard of care in first line therapy is based on the use of anti-PD-1 immune checkpoint inhibitors such as KEYTRUDA®, the use of checkpoint inhibitors in second line therapy such as OPDIVO® could greatly diminish or completely disappear. In order to avoid starting a clinical study that may be obsolete in the foreseeable future, the originally planned Phase 3 clinical trial of AM0010 in combination with OPDIVO® (nivolumab) as second-line therapy was delayed so that the Company could monitor emerging clinical and regulatory events that will determine whether anti-PD-1 immune checkpoint inhibitors will become the standard of care for all first line NSCLC patients. Since our last filing in May 2017, additional data has become available and we have determined to launch a Phase 2b clinical development program as described in Amendment No. 3 to the Draft Registration Statement.

November 21, 2017

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Please do not hesitate to contact me at (650) 463-5387 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Heidi E Mayon
Heidi E. Mayon